Mr. Joseph Roesler
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549
United States of America

June 29, 2006

Re: Converium Holding AG
Form 20-F for the fiscal year ended December 31, 2005
File Number: 333-14106

Dear Mr. Roesler:
In our response of January 26, 2006 to question 5(a) of your letter dated September 16, 2005, we agreed to provide a table presenting the composition of our gross written premiums and underwriting acquisition costs by line of business, separated between reported and change in accruals for the years ended December 31, 2004, 2003 and 2002 in the Business Overview section of our amended 2004 20-F filing.
As we informed you in our telephone conversation of June 28, 2006, we will not provide a table presenting the composition of our underwriting acquisition costs by line of business, separated between reported and change in accruals in the Business Overview section of our 2005 20-F filing. We intend to provide a table presenting the composition of underwriting acquisition costs by line of business in the Business Overview section of our 2006 20-F filing.

Yours sincerely,
Andreas Zdrenyk
Chief Financial Officer, Converium Holding AG